nicolette

...MPOWERMENT • PROVIDER PARTNERSHIP



Phil Martie · 2nd

Founder at Nicolette

Los Angeles Metropolitan Area ·

Contact info

500+ connections

2 mutual connections: Adie Akuffo-Afful and Andrew Ryan (Ryan Rafols)

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Nicolette

Kaplan University

Experience

Founder / CEO

Nicolette

Jan 2016 – Present · 5 yrs 9 mos

Greater Los Angeles Area

Patient Empowerment. Provider Partnership.

Canon Business Process Services, Inc.

5 yrs

Vice President, Operations

Aug 2013 – Jan 2016 · 2 yrs 6 mos

Executive oversight of delivery for outsourced business processes to CBPS customers located in the West and Central regions of the U.S. Scope of oversight includes:

...see more

Director of Operations, Western US
Feb 2011 – Aug 2013 · 2 yrs 7 mos
Los Angeles, CA

Executive oversight for operational delivery to customers in the Western United States (CA, OR, WA, UT, AZ, ID, CO, MT, WY, NM).

Business Development Executive, Global Document Outsourcing

Xerox
Apr 2010 – Feb 2011 · 11 mos

New account pursuit in Southern California for the following Xerox Global Document Outsourcing services:

• Enterprise Print Services ...see more

Canon Business Process Services

6 yrs 1 mo

Manager, Enterprise Account Sales
Dec 2007 – Apr 2010 · 2 yrs 5 mos

New business development of Fortune 500 customers headquartered in the Western US, both current and non-users. Océ's outsourced managed services include staffing, technology and process management for: ...see more

National Account Manager
Apr 2004 – Nov 2007 · 3 yrs 8 mos

Responsible for the relationship management and growth of Global 2000 customers, including development and execution of supplier-customer relationship strategy.

Strategic Account Sales Analyst

IKON Office Solutions
Dec 2002 – Apr 2004 · 1 yr 5 mos

Observation and analysis of customer business processes for the design, implementation and support of outsourcing solutions related to document management.

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Education

Kaplan University
BS, Business Administration
2007 – 2010

• Concentration in Management
• Cum Laude Honors

Georgia State University
BA, Film and Video Production
1996 – 1997

Produced one short film before leaving school to help start IST.

Licenses & certifications

Project Management Professional (PMP)
Project Management Institute
Credential ID 227198

Six Sigma Black Belt
Aveta Business Institute
Credential ID 8VP52058U6339494K

Volunteer experience

Volunteer
Orange County Public Library
2010 – 2011 • 1 yr
Education

Taught classes at the La Habra branch of OCPL on resume building and career management.

Causes Phil cares about

Economic Empowerment, Education, and Social Services